Exhibit 99.1

News Release

November 7, 2025

TELUS reports strong operational and financial results for third quarter 2025

Delivered industry-leading total Mobile and Fixed customer growth of 288,000, driven by strong demand for our high-valued core connectivity services and strategic national expansion of TELUS PureFibre connectivity

Achieved strong TTech Adjusted EBITDA growth, including our health segment, of 3 per cent, demonstrating continued focus on profitable customer growth alongside cost efficiency benefits

TELUS Health executing global growth strategy, delivering Operating Revenue and Adjusted EBITDA growth of 18 per cent and 24 per cent, respectively, driving significant value creation

Reported Net income and Basic Earnings Per Share both higher by 68 per cent; Cash provided by Operating Activities higher by 4 per cent

Generated strong Consolidated Free Cash Flow growth of 8 per cent, supporting quarterly dividend increase to $0.4184, up 4 per cent over the same period last year

2025 targets for TTech Operating Revenue growth, including our health segment, expected to be at the lower end of the original range with variability on mobile phone equipment revenue; targets for TTech Adjusted EBITDA, including our health segment, along with our Consolidated targets for Capital Expenditures and Free Cash Flow, remain unchanged

Vancouver, B.C. – TELUS Corporation today released its unaudited results for the third quarter of 2025. Consolidated operating revenues and other income of $5.1 billion were flat as compared to the same period a year ago as higher Consolidated service revenue growth of 2 per cent was offset by lower Mobile equipment revenue and Other income. Consolidated service growth was driven by: (i) growth in health services, reflecting business acquisitions and growth in payor and provider solutions; (ii) mobile, residential internet, and security and automation subscriber growth; (iii) higher external revenues in TELUS Digital; and (iv) higher residential internet revenue per customer. These factors were partially offset by: (i) lower mobile phone ARPU; (ii) lower business-to-business (B2B) data services revenue; (iii) lower agriculture and consumer goods services revenues attributable to the divestiture of non-core assets; and (iv) declines in fixed legacy voice and TV services revenues. See ‘Third Quarter 2025 Operating Highlights’ within this news release for a discussion on TELUS’ reportable segmented results for TTech, TELUS Health and TELUS Digital.

“In the third quarter of 2025, TELUS delivered another period of strong customer growth and robust financial performance, powered by our team’s relentless focus on operational excellence,” said Darren Entwistle, President and CEO. “Our results showcase the compelling value of our comprehensive bundled services across Mobile and Home solutions, alongside the strategic rollout of TELUS PureFibre connectivity to homes and businesses nationwide. We are delivering far more than connectivity – we are empowering Canadians with transformative digital experiences including AI-powered smart home energy solutions, cutting-edge healthcare services, comprehensive security offerings and premium entertainment that are revolutionizing productivity and enhancing quality of life across our nation. Indeed, this quarter, we achieved 288,000 total mobile and fixed customer additions, including 82,000 mobile phone and 40,000 internet customer additions, as well as 169,000 connected device net additions. Furthermore, our sustained focus on delivering exceptional client experiences continues to drive leading customer loyalty metrics, as demonstrated by our industry-best postpaid mobile phone churn of 0.91 per cent this quarter.”

“TELUS Health continues to execute against its global growth strategy, generating operating revenue and Adjusted EBITDA growth of 18 and 24 per cent, respectively, while extending our reach to over 160 million lives covered worldwide. This momentum demonstrates the power of our global healthcare platforms and stems from targeted strategic investments, continuous product innovation, broadening sales channels with strong cross-selling execution and disciplined cost optimization through technology integration and synergy realization – all anchored in our Customers First promise. Our LifeWorks integration has now delivered $417 million in combined annualized synergies – $329 million from cost efficiencies and $88 million from successful cross-selling strategies, keeping us firmly on pace to achieve our $427 million target by year-end 2025.”

“The reliability of these results demonstrates our team’s dedication to delivering superior customer experiences across our industry-leading wireless and PureFibre broadband infrastructure. Our substantial network investments enable positive social and economic outcomes for Canadian communities nationwide while continuously enhancing our operational performance, financial results and customer satisfaction. These same network investments are powering Canada’s digital sovereignty through our pioneering AI infrastructure. TELUS is providing the secure, sovereign foundation our country needs to create made-in-Canada solutions, accelerate growth and secure our place in the digital economy for generations to come. As we look forward, we are positioned for sustained success, underpinned by ongoing EBITDA expansion and disciplined capital deployment that together generate substantial free cash flow growth. This strong financial foundation supports our industry-leading dividend growth program, where today, we increased our quarterly dividend to $0.4184, up 4 per cent year-over-year, reflecting our commitment to delivering sustainable shareholder returns.”

“In September, TELUS closed its transaction with La Caisse, establishing Terrion as Canada's largest dedicated wireless tower operator. This unique partnership will enhance wireless connectivity for Canadians while also unlocking significant value for TELUS shareholders by strengthening our balance sheet and accelerating our deleveraging program. The team is working hard to quickly operationalize Terrion, which already has 3,000 wireless sites across the country. Notably, it has begun construction of its first multi-carrier tower in Nanaimo, B.C., with more planned in the months to come.”

“At the end of October, we successfully completed the acquisition of the remaining non-controlling interest in TELUS Digital, marking a significant milestone in our strategic evolution. This transaction brings TELUS Digital’s world-leading digital customer experience solutions and AI innovation capabilities fully into our integrated operations, enabling us to accelerate AI-powered transformation and SaaS solutions across our entire business portfolio, while at the same time giving TELUS Digital capacity to drive growth opportunities across its external client base. Notably, we expect this integration to generate approximately $150 million in annual cash synergies through operational efficiencies, further strengthening our financial performance and prioritizing high impact opportunities to create significant shareholder value.”

“In the third quarter, TELUS celebrated a monumental milestone of 25 million trees planted by our passionate and dedicated team over the past 25 years,” continued Darren. “When these 25 million trees have fully matured, they will have the capacity to absorb 7.5 million metric tonnes of CO2, which is equivalent to removing 1.8 million cars from our roads. This is an inspiring demonstration of our team’s global leadership in sustainability, underpinned by our unwavering commitment to making the future friendly by helping preserve the planet for future generations,” concluded Darren.

Doug French, Executive Vice-President and CFO said, “Our third quarter 2025 performance demonstrates continued strategic execution within a dynamic operating environment with TTech Adjusted EBITDA, including our health segment, achieving growth of 3 per cent. This result reflects our disciplined approach to cost management and operational efficiency, expanding health segment profitability and our longstanding emphasis on profitable customer growth. Mobility network revenue growth remains stable as the pricing environment continues to improve and customer growth remains robust. In fixed, we achieved consumer data revenue growth of more than 4 per cent, reflecting a 6 per cent increase in residential internet revenue driven by continued customer growth and higher internet ARPU.”

“We generated $611 million in free cash flow, representing 8 per cent growth, which reinforces our strong financial foundation and supports our clearly defined capital allocation framework. Our balance sheet continues to strengthen, with our net debt to EBITDA leverage ratio improved to 3.5-times at the end of the third quarter. We remain squarely on track to deliver our targeted leverage ratio of approximately 3-times by 2027, while systematically eliminating the discount on our dividend reinvestment program throughout this same timeframe.”

“For the full year, our 2025 target for TTech operating revenue growth, including our health segment, is expected to be at the lower end of the original target range with variability on mobile phone equipment revenue. Importantly, our targets for TTech Adjusted EBITDA, including our health segment, along with our consolidated targets for capital expenditures and free cash flow, remain unchanged, demonstrating the resilience of our business and the effectiveness of our operational execution. We remain confident in our ability to deliver strong, sustainable, and margin-accretive growth. The combination of continued EBITDA growth, moderating capital intensity—as we progress toward our target of approximately 10 per cent—and robust free cash flow generation, combined with our active asset monetization program, will continue strengthening our financial position, creating stakeholder value,” concluded Doug.

As compared to the same period a year ago, net income in the quarter of $431 million and Basic earnings per share (EPS) of $0.32 were both higher by 68 per cent. These increases were primarily driven by the gain on purchase of long-term debt in respect of the tender offer process in July 2025. When excluding certain costs and other adjustments (see ‘Reconciliation of adjusted Net income’ in this news release), adjusted net income of $370 million decreased by 10 per cent over the same period last year, while adjusted basic EPS of $0.24 was down 14 per cent over the same period last year. Adjusted net income is a non-GAAP financial measure and adjusted basic EPS is a non-GAAP ratio. For further explanation of these measures, see ‘Non-GAAP and other specified financial measures’ in this news release.

Compared to the same period last year, consolidated EBITDA of approximately $1.8 billion was essentially flat. In addition to the growth drivers discussed within Adjusted EBITDA below, EBITDA was impacted by higher restructuring and other costs. Adjusted EBITDA increased by 1 per cent to approximately $1.9 billion reflecting varied results across our reportable segments. See ‘Third Quarter 2025 Operating Highlights’ within this news release for a discussion on segmented Adjusted EBITDA results for TTech, TELUS Health and TELUS Digital.

In the third quarter of 2025, we added 288,000 net customer additions, down 59,000 over the same period last year due to decelerating growth in the Canadian population from slowing immigration, in addition to a greater emphasis on profitable loading, competitive pressures and changing customer preferences. See 'Third quarter 2025 Operating Highlights' within this news release for additional information with regards to mobility and fixed net additions.

Our total TTech subscriber base of 20.8 million increased 5 per cent over the last twelve months, reflecting a 2 per cent growth in our mobile phones subscriber base to 10.3 million and an 18 per cent increase in our connected devices subscriber base to 4.2 million. Additionally, our internet connections grew by 2 per cent over the last twelve months to 2.8 million customer connections, our TV connections grew by 5 per cent over the last twelve months to over 1.4 million customer connections, and our security and automation subscriber base increased by 4 per cent to more than 1.1 million customer connections. Our residential voice subscriber base declined by 5 per cent to 986,000.

In TELUS Health, as of the end of the third quarter of 2025, healthcare lives covered were 160.6 million, an increase of 84.6 million over the past 12 months, primarily due to the addition of 79.3 million healthcare lives covered from our second quarter acquisition of Workplace Options® and a prospective change to the definition of healthcare lives covered to include clients who utilize TELUS Health services indirectly. Organically, healthcare lives covered increased mainly reflecting robust growth in our employee and family assistance programs (EFAP) across all of our operating regions, in addition to continued demand for virtual solutions.

Cash provided by operating activities of $1.5 billion increased by 4 per cent in the third quarter of 2025, primarily driven by other working capital changes. Free cash flow of $611 million increased by 8 per cent compared to the same period a year ago primarily reflecting the timing related to device subsidy repayments and associated revenue recognition and our TELUS Easy Payment® device financing program.

Consolidated capital expenditures of $652 million decreased by $16 million or 2 per cent in the third quarter of 2025. Capital expenditures in support of TTech operations of $534 million decreased by $35 million in the third quarter of 2025, primarily from the planned slowdown of our fibre and wireless network builds and systems development and the planned transition of fibre builds to a partner-build model for brownfield and new growth markets. Capital expenditures in support of TTech real estate development increased by $8 million in the third quarter of 2025 driven by increased investments in TELUS OceanTM, a mixed use development in Victoria, B.C. TELUS Health capital expenditures increased by $3 million in the third quarter of 2025, driven by increased investments to support clinic expansions and business acquisitions. Our TELUS Health capital expenditures continue to invest in the expansion of our digital health product offerings and capabilities, as well as support for business integration. TELUS Digital capital expenditures increased by $12 million in the third quarter of 2025, primarily due to higher investments in site builds in Asia-Pacific and Europe, as well as increased investments in our digital solutions service line.

As at September 30, 2025, our 5G network covered approximately 32.9 million Canadians, representing over 89 per cent of the population.

Consolidated Financial Highlights

C$ millions, except footnotes and unless noted otherwise	Three months ended September 30		Per cent
(unaudited)	2025	2024	change
Operating revenues (arising from contracts with customers)	5,067	5,042	–
Operating revenues and other income	5,106	5,099	–
Total operating expenses	4,364	4,311	1
Net income	431	257	68
Net income attributable to common shares	493	280	76
Adjusted Net income(1)	370	413	(10)
Basic EPS ($)	0.32	0.19	68
Adjusted basic EPS(1) ($)	0.24	0.28	(14)
EBITDA(1)	1,753	1,756	–
Adjusted EBITDA(1)	1,862	1,842	1
Capital expenditures(2)	652	668	(2)
Cash provided by operating activities	1,493	1,432	4
Free cash flow(1)	611	568	8
Total telecom subscriber connections(3) (thousands)	20,783	19,847	5
Healthcare lives covered(4) (millions)	160.6	76.0	n/m

Notations used in the tables above: n/m – not meaningful.

(1)	These are non-GAAP and other specified financial measures, which do not have standardized meanings under IFRS Accounting Standards and might not be comparable to those used by other issuers. For further definitions and explanations of these measures, see ‘Non-GAAP and other specified financial measures’ in this news release.

(2)	Capital expenditures include assets purchased, excluding right-of-use lease assets, but not yet paid for, and consequently differ from cash payments for capital assets, excluding spectrum licences, as reported in the interim consolidated financial statements. Refer to Note 31 of the condensed interim consolidated financial statements for further information.

(3)	The sum of active mobile phone subscribers, connected device subscribers, internet subscribers, residential voice subscribers, TV subscribers, and security and automation subscribers, measured at the end of the respective periods based on information in billing and other source systems. Effective January 1, 2025, we adjusted our mobile phone subscriber base to remove 30,000 subscribers on a prospective basis, following an in-depth review of customer accounts. Effective January 1, 2025, we adjusted our internet subscriber base to remove 66,000 subscribers on a prospective basis, due to a review of our subscriber base.

(4)	During the second quarter of 2025, we added 79.3 million healthcare lives covered as a result of the Workplace Options acquisition and a prospective change to the definition of healthcare lives covered to include clients who utilize TELUS Health services indirectly.

Third Quarter 2025 Operating Highlights

TELUS technology solutions (TTech)

•	TTech operating revenues (arising from contracts with customers) decreased by $86 million or 2 per cent in the third quarter of 2025, primarily reflecting lower mobile equipment revenue, as described below.

•	TTech EBITDA increased by $30 million or 2 per cent in the third quarter of 2025, while TTech Adjusted EBITDA increased by $35 million or 2 per cent, reflecting: (i) cost reduction efforts, including workforce reductions, and increased adoption of TELUS Digital’s solutions across TTech operations, resulting in competitive benefits given the lower cost structure in TELUS Digital, as well as reductions in marketing and administrative costs; (ii) mobile, residential internet, and security and automation subscriber growth; and (iii) higher residential internet revenue per customer. These factors were partially offset by: (i) lower mobile phone ARPU; (ii) lower mobile equipment margins; (iii) lower Other income; (iv) lower agriculture and consumer goods margins from the divestiture of non-core assets; (v) declining fixed legacy margins; and (vi) increased costs of subscription-based licences and cloud usage. Adjusted EBITDA margin of 43.4 per cent increased by 2.1 percentage points.

Mobile products and services

•	Mobile network revenue decreased by $11 million or 1 per cent in the third quarter of 2025, largely due to lower mobile phone ARPU, partially offset by growth in our mobile phone subscriber base and an increase in Internet of Things (IoT) connections.

•	Mobile equipment and other service revenues decreased by $73 million or 12 per cent in the third quarter of 2025, due to a reduction in contracted volumes and intense competitive price discounting, partially offset by the impact of higher-value smartphones in the sales mix.

•	TTech mobile products and services direct contribution decreased by $55 million or 3 per cent in the third quarter of 2025, largely reflecting the impact of lower mobile phone ARPU and lower mobile equipment margin from lower contracted volumes and intense competitive price discounting. These factors were partially offset by mobile phone subscriber growth.

•	Mobile phone ARPU was $57.21 in the third quarter of 2025, reflecting a decrease of $1.64 or 2.8 per cent attributable to the adoption of base rate plans with lower prices in response to more intense competitive promotional pricing targeting both new and existing customers, and a decline in roaming revenues, partially offset by higher IoT revenue. We are seeing a continuing increase in the adoption of unlimited data and Canada-U.S.-Mexico plans, which provide higher and more stable ARPU on a monthly basis while also giving customers cost certainty in lower roaming fees to the U.S. and Mexico, and lower data overage fees, respectively.

•	Mobile phone gross additions were 419,000 in the third quarter of 2025, reflecting a decrease of 36,000, driven by decelerating growth in the Canadian population from slowing immigration, in addition to a greater emphasis on profitable loading.

•	Our mobile phone churn rate was 1.11 per cent in the third quarter of 2025, compared to 1.09 per cent in the third quarter of 2024, largely as a result of customer switching decisions in response to more intense competitive promotional pricing, partially offset by our ongoing focus on customer retention and network quality, along with success in bundled offerings.

•	Mobile phone net additions were 82,000 in the third quarter of 2025, reflecting a decrease of 48,000, driven by lower mobile phone gross additions and a higher mobile phone churn rate.

•	Connected device net additions were 169,000 in the third quarter of 2025, reflecting an increase of 10,000, attributable to higher gross additions from customers in the transportation and connectivity industries, partly offset by increased deactivations in IoT connections.

Fixed products and services

•	Fixed data services revenues increased by $10 million or 1 per cent in the third quarter of 2025, driven by growth in our internet and security and automation subscriber bases, with internet further supported by higher revenue per customer. These factors were partially offset by lower business-to-business (B2B) data services revenue and lower TV revenue growth, reflecting an increase in the mix of customers selecting smaller TV combination packages as well as technological substitution.

•	Fixed voice services revenues decreased by $12 million or 7 per cent in the third quarter of 2025, reflecting the ongoing decline in legacy voice revenues as a result of technological substitution and shifts in consumer purchasing decisions. This decline was partially mitigated by the success of our retention efforts.

•	Fixed equipment and other service revenues increased by $8 million or 7 per cent in the third quarter of 2025 driven primarily by higher security premises equipment sales.

•	TTech fixed products and services direct contribution decreased by $16 million or 1 per cent in the third quarter of 2025, primarily driven by legacy decline attributable to technological substitution, lower B2B data services revenue, and lower agriculture and consumer goods margins driven by the divestiture of non-core assets. These factors were partially offset by continued internet and security and automation subscriber growth and higher internet revenue per customer.

•	Internet net additions were 40,000 in the third quarter of 2025, an increase of 6,000, reflecting our success in driving strong gross loading across residential and business internet, partially offset by higher churn.

•	TV net additions were 5,000 in the third quarter of 2025, a decrease of 16,000, largely reflecting higher churn and evolving customer preferences, partially offset by higher gross loading.

•	Security and automation net additions were 6,000 in the third quarter of 2025, a decrease of 6,000, reflecting higher churn and slower customer growth.

•	Residential voice net losses were 14,000 in the third quarter of 2025, an increased loss of 5,000, attributable to lower gross additions. This was moderated by our commitment to customer retention, with low churn reflecting successful loss mitigation.

Agriculture and consumer goods services

•	Agriculture and consumer goods services revenues decreased by $8 million or 8 per cent in the third quarter of 2025, largely attributable to the divestiture of non-core assets, partially offset by improved organic growth across multiple revenue streams.

TELUS Health

•	Health services revenues increased by $80 million or 18 per cent in the third quarter of 2025, driven by: (i) global business acquisitions in employer solutions, including the acquisition of Workplace Options in May 2025; and (ii) growth in payor and provider solutions, with strong performance in collaborative health records and an increase in recurring charges related to our electronic medical records and virtual pharmacy solutions. This was offset by a decline in retirement and benefits solutions.

•	Health equipment revenues decreased by $2 million in the third quarter of 2025, due to lower revenue from a pharmacy hardware upgrade program in our payor and provider solutions vertical.

•	TELUS Health direct contribution increased by $29 million or 12 per cent in the third quarter of 2025, reflecting: (i) revenue growth as described above; and (ii) cost reduction efforts, driven by digital transformation programs which have lowered our cost to serve.

•	TELUS Health EBITDA increased by $15 million or 22 per cent in the third quarter of 2025 while Adjusted EBITDA increased by $18 million or 24 per cent in the third quarter of 2025, reflecting revenue growth and cost reduction efforts as described above, as well as lower organic net labour costs and continued realization of acquisition integration synergies. These factors were partially offset by higher indirect costs related to: (i) global business acquisitions; and (ii) the scaling of our digital and security capabilities, inclusive of increased subscription-based licences, contractor and cloud usage costs. The difference in growth rates between EBITDA and Adjusted EBITDA in the third quarter of 2025 is attributable to lower restructuring and other costs.

•	Healthcare lives covered were 160.6 million as of the end of the third quarter of 2025, an increase of 84.6 million over the past 12 months, primarily due to the addition of 79.3 million lives covered from our second quarter acquisition of Workplace Options and a prospective change to the definition of healthcare lives covered to include clients who utilize TELUS Health services indirectly. Organically, healthcare lives covered increased mainly reflecting robust growth in our EFAP across all of our operating regions, in addition to continued demand for virtual solutions.

TELUS Digital

•	TELUS Digital operating revenues (arising from contracts with customers) increased by $33 million or 5 per cent in the third quarter of 2025, primarily attributable to: (i) the strengthening of both the U.S. dollar and the European euro against the Canadian dollar, which resulted in a favourable foreign currency impact on our TELUS Digital operating results; (ii) growth in services provided to existing clients, including certain social media clients; and (iii) new clients added since the same period in the prior year. This growth was partially offset by lower revenues earned from certain technology and eCommerce clients.

•	Revenue from our tech and games industry vertical increased by $15 million or 4 per cent in the third quarter of 2025, primarily due to higher revenue from certain social media clients and certain other technology clients, partially offset by a decrease in revenue from other clients within this industry vertical.

•	Revenue from our communications and media industry vertical increased by $35 million or 16 per cent in the third quarter of 2025, driven primarily by more services provided to the TTech segment, partially offset by lower service revenue from certain other telecommunication clients.

•	Revenue from our eCommerce and fintech industry vertical decreased by $6 million or 7 per cent in the third quarter of 2025, due to a decline in service volumes.

•	Revenue from our healthcare industry vertical increased by $3 million or 5 per cent in the third quarter of 2025, primarily due to additional services provided to the TELUS health segment and certain other healthcare clients.

•	Revenue from our banking, financial services and insurance industry vertical increased by $8 million or 14 per cent in the third quarter of 2025, primarily due to growth from a variety of North American and global financial services clients.

•	All other verticals increased by $8 million or 9 per cent in the third quarter of 2025, due to higher revenue across various client accounts.

•	TELUS Digital EBITDA decreased by $41 million or 37 per cent in the third quarter of 2025 while Adjusted EBITDA decreased by $26 million or 18 per cent. The decrease in Adjusted EBITDA in the third quarter was primarily due to an increase in salaries and benefits and goods and services purchased outpacing revenue growth, partially offset by lower share-based compensation.

TELUS 2025 financial targets

TELUS’ financial targets for 2025 are guided by a number of long-term financial objectives, policies and guidelines, which are detailed in Section 4.3 of the 2024 annual management’s discussion and analysis (MD&A).

For the full year, our 2025 target for TTech Operating revenues, including our health segment, is expected to be at the lower end of the original target range with variability on mobile phone equipment revenue. Our annual targets for TTech Adjusted EBITDA, including our health segment, along with our consolidated targets for capital expenditures and free cash flow, remain unchanged.

Following TELUS' completion of the privatization of TELUS Digital and as we begin to execute our integration plan, the 2025 guidance previously issued by TELUS Digital is no longer relevant and will not be updated.

	2025 Targets	Original 2025 targets
TTech Operating revenues(1)(2)	Growth of 2 to 4% (At the lower end)	Growth of 2 to 4%
TTech Adjusted EBITDA(1)	Growth of 3 to 5% (Unchanged)	Growth of 3 to 5%
Consolidated Free cash flow	Approximately $2.15 billion (Unchanged)	Approximately $2.15 billion
Consolidated Capital expenditures(3)	Approximately $2.5 billion (Unchanged)	Approximately $2.5 billion

(1)  2025 targets for TTech Operating revenues and TTech Adjusted EBITDA includes our health operating segment.

(2)  2025 target for TTech Operating revenues excludes Other income. TTech Operating revenues for 2024 were $17,407 million.

(3)  Excludes approximately $100 million targeted towards real estate development initiatives.

The preceding disclosure respecting TELUS’ 2025 financial targets is forward-looking information and is fully qualified by the ‘Caution regarding forward-looking statements’ below and based on management’s expectations and assumptions as set out below and in Section 9.3 TELUS assumptions for 2025 in the 2024 annual MD&A and updated in Sections 9 and 10 of our third quarter 2025 MD&A. This disclosure is presented for the purpose of assisting our investors and others in understanding certain key elements of our expected 2025 financial results as well as our objectives, strategic priorities and business outlook. Such information may not be appropriate for other purposes.

Dividend Declaration

The TELUS Board of Directors declared a quarterly dividend of $0.4184 per share on the issued and outstanding Common Shares of the Company payable on January 2, 2026 to holders of record at the close of business on December 11, 2025. This quarterly dividend reflects an increase of 4 per cent from the $0.4023 per share dividend declared one year earlier.

Corporate Highlights

TELUS makes significant contributions and investments in the communities where team members live, work and serve and to the Canadian economy on behalf of customers, shareholders and team members. These include:

•	Paying, collecting and remitting more than $2 billion in the first nine months of 2025 to federal, provincial and municipal governments in Canada consisting of corporate income taxes, sales taxes, property taxes, employer portion of payroll taxes and various regulatory fees. Since 2000, we have remitted approximately $40 billion in these taxes.

•	Investing more than approximately $1.9 billion in capital expenditures primarily in communities across Canada in the first nine months of 2025 and over $58 billion since 2000.

•	Disbursing spectrum renewal fees of approximately $59 million to Innovation, Science and Economic Development Canada in the first nine months of 2025. Since 2000, our total tax and spectrum remittances to federal, provincial and municipal governments in Canada have totalled more than
$48 billion.

•	Spending $7.2 billion in total operating expenses in the first nine months of 2025, including goods and services purchased of approximately $4.8 billion. Since 2000, we have spent $176 billion and $119 billion, respectively, in these areas.

•	Generating a total team member payroll of $2.5 billion in the first nine months of 2025, including wages and other employee benefits, and payroll taxes of approximately $155 million. Since 2000, total team member payroll totals $67 billion.

•	Returning approximately $1.9 billion in dividends declared through October 2025 to individual shareholders, mutual fund owners, pensioners and institutional investors. Since 2004, we have returned more than $29 billion to shareholders through our dividend and share purchase programs, including approximately $24 billion in dividends and $5.2 billion in share repurchases, representing approximately $19 per share.

Community Highlights

Giving Back to Our Communities

•	Volunteerism remains a foundational pillar of our global TELUS culture, reflecting our core value to give where we live. Building on the 20th anniversary of TELUS Days of Giving in the second quarter, momentum continues with the TELUS team now delivering 653,000 hours of volunteerism so far this year, bringing our cumulative giving to 2.5 million days over 25 years.

•	Our Community Boards entrust local leaders to make recommendations on the allocation of grants in their communities. These grants support registered charities that offer health, education or technology programs to help youth.

○	During the third quarter, we launched our Greater London Community Board with an inaugural £1 million in donation support through 2027 for charitable organizations delivering impactful youth programs.

○	With this newest launch in London, England we now have 21 TELUS Community Boards - 13 in Canada and eight internationally.

•	Working in close partnership with the TELUS Community Boards in Canada, the TELUS Friendly Future Foundation® distributes grants to charities that promote education, health and well-being for youth across the country. In addition, through the TELUS Student Bursary program, the Foundation provides bursaries for post-secondary students who face financial barriers and are committed to making a difference in their communities. During the first nine months of 2025, the Foundation provided support to over 1.4 million youth by granting $7.1 million in cash donations to more than 500 Canadian registered charities, community partners and projects, as well as bursaries. Since its inception in 2018, the Foundation has directed $64.6 million in cash donations to our communities and in bursary grants, helping 17.9 million youth reach their full potential. For more information about the TELUS Student Bursary program, visit friendlyfuture.com/bursary.

○	In July 2025, the CIBC Foundation and the TELUS Friendly Future Foundation announced a $2 million partnership to launch the TELUS Momentum Student Bursary, powered by CIBC Foundation. With each Foundation contributing $1 million, this multi-year partnership strengthens the commitment to nationwide educational access, creating more pathways for up to 500 young changemakers from the Black community.

•	Since 2005, our 21 TELUS Community Boards and the TELUS Friendly Future Foundation have supported 35.9 million youth in need across Canada and around the world, by granting more than $143 million in cash donations to 11,200 charitable initiatives.

Empowering Canadians with Connectivity

•	Throughout the first nine months of 2025, we continued to leverage our TELUS Connecting for Good® programs to support marginalized individuals by enhancing their access to both technology and healthcare, as well as our TELUS Wise® program to improve digital literacy and online safety knowledge. Since the launch of these programs, they have provided support for over 1.52 million Canadians.

○	So far this year, we have welcomed 7,100 new households to our Internet for Good® program. Since we launched the program in 2016, we have connected 70,600 households, making low-cost high-speed internet available to 221,000 low-income seniors and members of low-income families, persons with disabilities, government-assisted refugees and youth leaving foster care.

○	Our Mobility for Good® program offers free or low-cost smartphones and mobility plans to youth aging out of foster care, low-income seniors and families across Canada, as well as government-assisted refugees and Indigenous women at risk of, or experiencing violence. During the first nine months of 2025, we added 7,200 marginalized individuals to the program. Since we launched Mobility for Good in 2017, the program has provided support for 69,100 people.

○	Through TELUS Health for Good®, we are removing healthcare barriers for low-income and marginalized Canadians, facilitating over 62,000 patient visits and counselling sessions over the first nine months of 2025. Since the program launched in 2014, our mobile health clinics have delivered over 320,000 primary care and outreach visits across 27 Canadian communities. We have also provided more than 2,800 free counselling sessions through TELUS Health MyCareTM and connected over 1,500 low-income seniors with discounted access to TELUS Health Medical Alert personal security devices. Highlights from this past quarter include:

■	In July 2025, Victoria Cool Aid Society and TELUS Health for Good launched a series of hepatitis C testing events, leveraging the two Cool Aid Mobile Health Clinics powered by TELUS Health for delivery. This collaboration will continue throughout the remainder of the year in Victoria, B.C., helping Cool Aid to reach their goal of completing 700 hepatitis C tests in 2025.

■	In September 2025, we announced the launch of portable ultrasound services aboard the Kilala Lelum Mobile Health Clinic powered by TELUS Health. This expansion will help provide rapid access to vital imaging services for Vancouver’s Downtown Eastside community.

○	Throughout the first nine months of 2025, our Tech for Good program provided access to personalized assessments, recommendations and training on mobile devices, computers, laptops and related assistive technology and/or access to discounted mobile plans for 3,700 Canadians living with disabilities, enabling them to make improvements in their quality of life and independence. Since its inception in 2017, we have provided support for 16,300 individuals in Canada who are living with disabilities, through the program and/or the TELUS Wireless Accessibility Discount.

•	So far this year, over 88,600 individuals in Canada and around the world participated in TELUS Wise workshops and events to improve their digital literacy and online safety knowledge, bringing the total cumulative number of participants to more than 888,700 since the program launched in 2013.

Leading in ESG & Sustainability

•	We continue to grow our global leadership in environmental sustainability. In September 2025, we celebrated a landmark environmental milestone of 25 million trees planted on behalf of our customers and partners during National Forest Week, creating vital Canadian wildlife habitats across an area 50 times larger than New York's Central Park. When fully mature, these 25 million trees will absorb 7.5 million metric tons of CO₂, equivalent to removing 1.8 million cars from our roads.

Access to quarterly results information

Interested investors, the media and others may review this quarterly earnings news release, MD&A, financial statements, quarterly results slides, audio and transcript of the investor webcast call, supplementary financial information at telus.com/investors.

TELUS’ third quarter 2025 conference call is scheduled for Friday, November 7, 2025 at 11:00 am ET (8:00 am PT) and will feature a presentation followed by a question and answer period with investment analysts. Interested parties can access the webcast at telus.com/investors. An audio recording will be available approximately 60 minutes after the call until January 7, 2026 at 1-855-201-2300. Quote conference access code 79306# and playback access code 79306#. An archive of the webcast will also be available at telus.com/investors and a transcript will be posted on the website within a few business days.

Caution regarding forward-looking statements

This news release contains forward-looking statements about expected events and the financial and operating performance of TELUS Corporation. The terms TELUS, the Company, we, us and our refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to our objectives and our strategies to achieve those objectives, our expectations regarding trends in the telecommunications industry (including demand for data and ongoing subscriber base growth), and our financing plans (including our planned leverage ratio in 2027, our multi-year dividend growth program and our approach to reducing the discount offered under our dividend re-investment plan). Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will. These statements are made pursuant to the “safe harbour” provisions of applicable securities laws in Canada and the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements. The assumptions for our 2025 outlook, as described in Section 9 in our 2024 annual MD&A, remain the same, except for the following:

•	Our revised estimates for 2025 economic growth in Canada, B.C., Alberta, Ontario and Quebec are 1.4%, 1.3%, 2.0%, 0.9% and 0.9%, respectively (compared to 1.9%, 1.8%, 2.4%, 1.7% and 1.5%, respectively, as reported in our 2024 annual MD&A).

•	Our revised estimates for 2025 annual inflation rates in Canada, B.C., Alberta, Ontario and Quebec are 2.0%, 2.1%, 2.1%, 2.0%, and 2.0%, respectively (compared to 2.0%, 1.8%, 2.0%, 1.9% and 1.8%, respectively, as reported in our 2024 annual MD&A).

•	Our revised estimates for 2025 annual unemployment rates in Canada, B.C., Alberta, Ontario and Quebec are 6.9%, 6.3%, 7.3%, 7.9%, and 6.1%, respectively (compared to 6.6%, 6.0%, 7.0%, 7.1% and 5.8%, respectively, as reported in our 2024 annual MD&A).

•	Our revised estimates for 2025 annual rates of housing starts on an unadjusted basis in Canada, B.C., Alberta, Ontario and Quebec are 257,000 units, 44,000 units, 56,000 units, 64,000 units and 58,000 units, respectively (compared to 245,000 units, 47,000 units, 45,000 units, 81,000 units and 48,000 units, respectively, as reported in our 2024 annual MD&A).

The extent to which the economic growth estimates affect us and the timing of their impact will depend upon the actual experience of specific sectors of the Canadian economy.

Risks and uncertainties that could cause actual performance or events to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

•	Regulatory matters. We operate in a number of highly regulated industries and are therefore subject to a wide variety of laws and regulations domestically and internationally. Policies and approaches advanced by elected officials and regulatory decisions, reviews and other government activity may have strategic, operational and/or financial impacts (including on revenue and free cash flow).

Risks and uncertainties include:

o	potential changes to our regulatory regime or the outcomes of proceedings, cases or inquiries relating to its application, including, but not limited to, those set out in Section 9.1 Communications industry regulatory developments and proceedings in our third quarter 2025 MD&A;

o	our ability to comply with complex and changing regulation of the healthcare, virtual care and medical devices industries in the jurisdictions in which we operate, including as an operator of health clinics; and

o	our ability to comply with, or facilitate our clients’ compliance with, numerous, complex and sometimes conflicting legal regimes, both domestically and internationally.

•	Competitive environment. Competitor expansion, activity and intensity (pricing, including discounting, bundling), as well as non-traditional competition, disruptive technology and disintermediation, may alter the nature of the markets in which we compete and impact our market share and financial results (including revenue and free cash flow). TELUS Health, TELUS Digital and TELUS Agriculture & Consumer Goods also face intense competition in their respective different markets.

•	Technology. Consumer adoption of alternative technologies and changing customer expectations have the potential to impact our revenue streams and customer churn rates.

Risks and uncertainties include:

o	disruptive technologies, including software-defined networks in the business market, that may displace or cause us to reprice our existing data services, and self-installed technology solutions;

o	any failure to innovate, maintain technological advantages or respond effectively and in a timely manner to changes in technology;

o	the roll-out, anticipated benefits and efficiencies, and ongoing evolution of wireless broadband technologies and systems;

o	our reliance on wireless network access agreements, which have facilitated our deployment of mobile technologies;

o	our expected long-term need to acquire additional spectrum through future spectrum auctions and from third parties to meet growing demand for data, and our ability to utilize spectrum we acquire;

o	deployment and operation of new fixed broadband network technologies at a reasonable cost and the availability and success of new products and services to be rolled out using such network technologies; and

o	our deployment of self-learning tools and automation, which may change the way we interact with customers.

•	Security and data protection. Our ability to detect and identify potential threats and vulnerabilities depends on the effectiveness of our security controls in protecting our infrastructure and operating environment, and our timeliness in responding to attacks and restoring business operations. A successful attack may impede the operations of our network or lead to the unauthorized access to, interception, destruction, use or dissemination of, customer, team member or business information.

•	Generative AI (GenAI). GenAI exposes us to numerous risks, including risks related to operational reliability, responsible AI usage, data privacy and cybersecurity, the possibility that our use of AI may generate inaccurate or inappropriate content or create negative perceptions among customers, the risk that we may not develop and adopt AI technologies effectively and could fail to achieve improved efficiency through our use of GenAI or that the use of AI could reduce demand for our services, and that regulation could affect future implementation of AI.

•	Climate and the environment. Natural disasters, pandemics, disruptive events and climate change may impact our operations, customer satisfaction and team member experience.

Our goals to achieve carbon neutrality and reduce our greenhouse gas (GHG) emissions in our operations are subject to our ability to identify, procure and implement solutions that reduce energy consumption and adopt cleaner sources of energy, our ability to identify and make suitable investments in renewable energy, including in the form of virtual power purchase agreements, and our ability to continue to realize significant absolute reductions in energy use and the resulting GHG emissions from our operations.

•	Operational performance and business combination, including TELUS Digital privatization. Investments and acquisitions present opportunities to expand our operational scope, but may expose us to new risks. We may be unsuccessful in gaining market traction/share or in integrating acquisitions into our operations within expected timelines or at all, we may not realize the expected benefits of acquisitions, and integration efforts may divert resources from other priorities. There is no assurance that we will realize any or all of the anticipated benefits of the privatization of TELUS International (Cda) Inc. in the timeframe anticipated or at expected cost levels, that we will be able to drive cross-selling opportunities, or that our estimates and expectations in relation to future economic and business conditions and the resulting impact on growth and various financial metrics will provide to be accurate.

Risks relating to operational performance include:

o	our reliance on third-party cloud-based computing services to deliver our IT services; and

o	economic, political and other risks associated with doing business globally (including war and other geopolitical developments).

•	Our systems and processes. Systems and technology innovation, maintenance and management may impact our IT systems and network reliability, as well as our operating costs.

Risks and uncertainties include:

o	our ability to maintain customer service and operate our network in the event of human error or human-caused threats, such as cyberattacks and equipment failures that could cause network outages;

o	technical disruptions and infrastructure breakdowns;

o	delays and rising costs, including as a result of government restrictions or trade actions; and

o	the completeness and effectiveness of business continuity and disaster recovery plans and responses.

•	Our team. The rapidly evolving and highly competitive nature of our markets and operating environment, along with the globalization and evolving demographic profile of our workforce, and the effectiveness of our internal training, development, succession and health and well-being programs, may impact our ability to attract, develop and retain team members with the skills required to meet the changing needs of our customers and our business. Team members may face greater mental health challenges associated with the significant change initiatives at the organization, which may result in the loss of key team members through short-term and long-term disability. Integration of international business acquisitions and concurrent integration activities may impact operational efficiency, organizational culture and engagement.

•	Suppliers. We may be impacted by supply chain disruptions and lack of resiliency in relation to global or local events. Dependence on a single supplier for products, components, service delivery or support may impact our ability to efficiently meet constantly changing and rising customer expectations while maintaining quality of service. Our suppliers’ ability to maintain and service their product lines could affect the success of upgrades to, and evolution of, technology that we offer.

•	Real estate matters. Real estate investments are exposed to possible financing risks and uncertainty related to future demand, occupancy and rental rates, especially following the pandemic. Future real estate developments may not be completed on budget or on time and may not obtain lease commitments as planned.

•	Financing, debt and dividends. Our ability to access funding at optimal pricing may be impacted by general market conditions and changing assessments in the fixed-income and equity capital markets regarding our ability to generate sufficient future cash flow to service our debt. Failure to complete planned deleveraging initiatives or to achieve the anticipated benefits of those initiatives could increase our cost of capital. Our current intention to pay dividends to shareholders could constrain our ability to invest in our operations to support future growth.

Risks and uncertainties include:

o	our ability to use equity as a form of consideration in business acquisitions is impacted by stock market valuations of TELUS Common Shares;

o	our capital expenditure levels and potential outlays for spectrum licences in auctions or purchases from third parties affect and are affected by: our broadband initiatives; our ongoing deployment of newer mobile technologies; investments in network technology required to comply with laws and regulations relating to the security of cyber systems, including bans on the products and services of certain vendors; investments in network resiliency and reliability; the allocation of resources to acquisitions and future spectrum auctions held by Innovation, Science and Economic Development Canada (ISED). Our capital expenditure levels could be impacted if we do not achieve our targeted operational and financial results or if there are changes to our regulatory environment; and

o	lower than planned free cash flow could constrain our ability to invest in operations, reduce leverage or return capital to shareholders. Quarterly dividend decisions are made by our Board of Directors based on our financial position and outlook. There can be no assurance that our dividend growth program will be maintained through 2028 or renewed.

•	Tax matters. Complexity of domestic and foreign tax laws, regulations and reporting requirements that apply to TELUS and our international operating subsidiaries may impact financial results. International acquisitions and expansion of operations heighten our exposure to multiple forms of taxation.

•	The economy. Changing global economic conditions, including a potential recession and alternating expectations about inflation, as well as our effectiveness in monitoring and revising growth assumptions and contingency plans, may impact the achievement of our corporate objectives, our financial results (including free cash flow), and our defined benefit pension plans. Geopolitical uncertainties and potential tariffs or non-tariff trade actions present a risk of recession and may cause customers to reduce or delay discretionary spending, impacting new service purchases or volumes of use, and consider substitution by lower-priced alternatives.

•	Litigation and legal matters. Complexity of, and compliance with, laws, regulations, commitments and expectations may have a financial and reputational impact.

Risks include:

o	our ability to defend against existing and potential claims or our ability to negotiate and exercise indemnity rights or other protections in respect of such claims; and

o	the complexity of legal compliance in domestic and foreign jurisdictions, including compliance with competition, anti-bribery and foreign corrupt practices laws.

The assumptions underlying our forward-looking statements are described in additional detail in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings and Section 10 Risks and risk management in our 2024 annual MD&A. Those descriptions are incorporated by reference in this cautionary statement. Updates to the assumptions on which our 2025 outlook is based are presented in Section 9 Update to general trends, outlook and assumptions, and regulatory developments and proceedings in our third quarter 2025 MD&A.

Additional risks and uncertainties that are not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this document, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this document.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this document describe our expectations, and are based on our assumptions, as at the date of this document and are subject to change after this date. We disclaim any intention or obligation to update or revise any forward-looking statements except as required by law.

This cautionary statement qualifies all of the forward-looking statements in this document.

Non-GAAP and other specified financial measures

We have issued guidance on and report certain non-GAAP measures that are used to evaluate the performance of TELUS, as well as to determine compliance with debt covenants and to manage our capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. For certain financial metrics, there are definitional differences between TELUS and TELUS Digital Experience reporting. These differences largely arise from TELUS Digital adopting definitions consistent with practice in its industry. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure. Certain of the metrics do not have generally accepted industry definitions.

Adjusted Net income and adjusted basic earnings per share (EPS): These are non-GAAP measures that do not have any standardized meaning prescribed by IFRS Accounting Standards and are therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted Net income excludes the effects of restructuring and other costs, income tax-related adjustments, long-term debt prepayment premium and other adjustments (identified in the following tables). Adjusted basic EPS is calculated as adjusted net income divided by basic weighted-average common shares outstanding. These measures are used to evaluate performance at a consolidated level and exclude items that, in management’s view, may obscure underlying trends in business performance or items of an unusual nature that do not reflect our ongoing operations. They should not be considered alternatives to Net income and basic EPS in measuring TELUS’ performance.

Reconciliation of adjusted Net income

	Three months ended September 30
C$ millions	2025	2024
Net income attributable to Common Shares	493	280
Add (deduct) amounts net of amount attributable to non-controlling interests:
Restructuring and other costs	93	79
Tax effects of restructuring and other costs	(25)	(22)
Real estate rationalization-related restructuring impairments (recoveries)	(4)	3
Tax effect of real estate rationalization-related restructuring impairments (recoveries)	1	(1)
Income tax-related adjustments	(11)	(20)
Gain on purchase of long-term debt	(222)	—
Tax effect of gain on purchase on purchase of long-term debt	25	—
Long-term debt prepayment premium	27
Tax effect of long-term debt prepayment premium	(7)
Unrealized changes in virtual power purchase agreements forward element[1]	—	125
Tax effect of unrealized changes in virtual power purchase agreements forward element[1]	—	(31)
Adjusted Net income	370	413

(1)	Effective for the first quarter of 2025, arising from a prospective change in accounting policy which applies hedge accounting (see Note 2(a) of the condensed interim consolidated financial statements), unrealized fair value adjustments which were previously included within Financing costs are now included within Other comprehensive income.

Reconciliation of adjusted basic EPS

	Three months ended September 30
C$	2025	2024
Basic EPS	0.32	0.19
Add (deduct) amounts net of amount attributable to non-controlling interests:
Restructuring and other costs, per share	0.07	0.05
Tax effect of restructuring and other costs, per share	(0.02)	(0.01)
Income tax-related adjustments, per share	(0.01)	(0.01)
Gain on purchase of long-term debt, per share	(0.15)
Tax effect of gain on purchase of long-term debt, per share	0.02	—
Long-term debt prepayment premium, per share	0.02	—
Tax effect of long-term debt prepayment premium, per share	(0.01)
Unrealized changes in virtual power purchase agreements forward element, per share[1]	—	0.08
Tax effect of unrealized changes in virtual power purchase agreements forward element, per share[1]	—	(0.02)
Adjusted basic EPS	0.24	0.28

(1)	Effective for the first quarter of 2025, arising from a prospective change in accounting policy which applies hedge accounting (see Note 2(a) of the condensed interim consolidated financial statements), unrealized fair value adjustments which were previously included within Financing costs are now included within Other comprehensive income.

EBITDA (earnings before interest, income taxes, depreciation and amortization): We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered an alternative to Net income in measuring TELUS’ performance, nor should it be used as a measure of cash flow. EBITDA as calculated by TELUS is equivalent to Operating revenues and other income less the total of Goods and services purchased expense and Employee benefits expense.

We also calculate Adjusted EBITDA to exclude items of an unusual nature that do not reflect our ongoing operations and should not, in our opinion, be considered in a long-term valuation metric or should not be included in an assessment of our ability to service or incur debt.

EBITDA and Adjusted EBITDA reconciliations

	TTech		TELUS Health		TELUS Digital		Eliminations		Total
Three-month periods ended September 30 (C$ millions)	2025	20241	2025	2024	2025	2024	2025	2024	2025	2024
Net income									431	257
Financing costs									154	479
Income taxes									157	52
EBIT	872	838	(47)	(38)	(64)	—	(19)	(12)	742	788
Depreciation	529	537	21	14	71	46	—	—	621	597
Amortization of intangible assets	224	220	105	88	61	63	—	—	390	371
EBITDA	1,625	1,595	79	64	68	109	(19)	(12)	1,753	1,756
Add restructuring and other costs included in EBITDA	60	55	12	9	37	22	—	—	109	86
Adjusted EBITDA	1,685	1,650	91	73	105	131	(19)	(12)	1,862	1,842
Combined TTech and TELUS Health Adjusted EBITDA			1,776	1,723

(1)	TTech results for 2024 have been restated to conform with our new segmented reporting structure.

Adjusted EBITDA less capital expenditures is calculated for our reportable segments, as it represents a performance measure that may be more comparable to similar measures presented by other issuers.

Adjusted EBITDA less capital expenditures reconciliation

	TTech		TELUS Health		TELUS Digital		Eliminations		Total
Three-month periods ended September 30 (C$ millions)	2025	20241	2025	2024	2025	2024	2025	2024	2025	2024
Adjusted EBITDA	1,685	1,650	91	73	105	131	(19)	(12)	1,862	1,842
Capital expenditures	(570)	(597)	(56)	(53)	(42)	(30)	16	12	(652)	(668)
Adjusted EBITDA less capital expenditures	1,115	1,053	35	20	63	101	(3)	—	1,210	1,174

(1)	TTech results for 2024 have been restated to conform with our new segmented reporting structure.

Free cash flow: We report this measure as a supplementary indicator of our operating performance, and there is no generally accepted industry definition of free cash flow. It should not be considered as an alternative to the measures in the condensed interim consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as reported in the condensed interim consolidated statements of cash flows. It provides an indication of how much cash generated by operations is available after capital expenditures that may be used to, among other things, pay dividends, repay debt, purchase shares or make other investments. We exclude impacts of accounting standards that do not impact cash, such as IFRS 15 and IFRS 16. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities.

Free cash flow calculation

	Three months ended September 30
C$ millions	2025	2024
EBITDA	1,753	1,756
Restructuring and other costs, net of disbursements	18	21
Effects of contract asset, acquisition and fulfilment (IFRS 15 impact) and TELUS Easy Payment mobile device financing	35	(22)
Effects of lease principal (IFRS 16 impact)	(137)	(171)
Items from the condensed interim consolidated statements of cash flows:
Share-based compensation, net of employee share purchase plan cash outflows	43	51
Net employee defined benefit plans expense	16	16
Employer contributions to employee defined benefit plans	(6)	(2)
Loss from equity accounted investments	1	3
Interest paid (excluding discretionary cash payment of dividends accounted for as interest)	(399)	(362)
Interest received	16	9
Capital expenditures[1]	(652)	(668)
Free cash flow before income taxes	688	631
Income taxes paid, net of refunds	(77)	(63)
Free cash flow	611	568

Reconciliation of free cash flow with Cash provided by operating activities

	Three months ended September 30
C$ millions	2025	2024
Free cash flow	611	568
Add:
Capital expenditures[1]	652	668
Effects of lease principal	137	171
Net change in non-cash operating working capital not included in preceding line items and other individually immaterial items included in Net income neither providing nor using cash	93	25
Cash provided by operating activities	1,493	1,432

(1)	Refer to Note 31 of the condensed interim consolidated financial statements for further information.

Mobile phone average revenue per subscriber per month (ARPU) is calculated as network revenue derived from monthly service plan, roaming and usage charges; divided by the average number of mobile phone subscribers on the network during the period, and is expressed as a rate per month.

Appendix

Operating revenues and other income – TTech segment

	Three months ended September 30
C$ millions (unaudited)	2025	2024 (restated)	Per cent change
Mobile network revenue	1,755	1,766	(1)
Mobile equipment and other service revenues	518	591	(12)
Fixed data services(1)	1,185	1,175	1
Fixed voice services	167	179	(7)
Fixed equipment and other service revenues	125	117	7
Agriculture and consumer goods services	92	100	(8)
Operating revenues (arising from contracts with customers)	3,842	3,928	(2)
Other income	29	53	(45)
External Operating revenues and other income	3,871	3,981	(3)
Intersegment revenues	6	5	20
TTech Operating revenues and other income	3,877	3,986	(3)

(1)	Excludes agriculture and consumer goods services.

Operating revenues and other income – TELUS health segment

C$ millions	Three months ended September 30		Per cent
(unaudited)	2025	2024	change
Health services	516	436	18
Health equipment	1	3	(67)
Operating revenues (arising from contracts with customers)	517	439	18
Other income	10	1	n/m
External Operating revenues and other income	527	440	20
Intersegment revenues	1	2	n/m
TELUS Health Operating revenues and other income	528	442	19

Operating revenues and other income – TELUS digital experience segment

C$ millions	Three months ended September 30		Per cent
(unaudited)	2025	2024	change
Operating revenues (arising from contracts with customers)	708	675	5
Other income	—	3	(100)
External Operating revenues and other income	708	678	4
Intersegment revenues	249	219	14
TELUS Digital Operating revenues and other income	957	897	7

About TELUS

TELUS (TSX: T, NYSE: TU) is a world-leading communications technology company operating in more than 45 countries and generating over $20 billion in annual revenue with more than 20 million customer connections through our advanced suite of broadband services for consumers, businesses and the public sector. We are committed to leveraging our technology to enable remarkable human outcomes. TELUS is passionate about putting our customers and communities first, leading the way globally in client service excellence and social capitalism. TELUS Health is enhancing more than 160 million lives across 200 countries and territories through innovative preventive medicine and well-being technologies. TELUS Agriculture & Consumer Goods utilizes digital technologies and data insights to optimize the connection between producers and consumers. TELUS Digital specializes in digital customer experiences and future-focused digital transformations that deliver value for their global clients. Guided by our enduring 'give where we live' philosophy, TELUS, our team members and retirees have contributed $1.8 billion in cash, in-kind contributions, time and programs including 2.4 million days of service since 2000, earning us the distinction of the world’s most giving company.

For more information, visit telus.com or follow @TELUSNews on X and @Darren_Entwistle on Instagram.

Investor Relations

Robert Mitchell

ir@telus.com

Media Relations

Steve Beisswanger

Steve.Beisswanger@telus.com